EXHIBIT 12.2

NEVADA POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008

EARNINGS AS DEFINED:

Net Income	$257,738	$132,586	$185,943	$134,284	$151,431
Income tax expense	138,113	70,737	91,757	61,652	71,382
Fixed Charges	220,470	233,788	240,830	247,290	210,067
Capitalized Interest (allowance for
borrowed funds used during construction)	(5,437)	(6,770)	(21,443)	(17,184)	(20,063)

Total	$610,884	$430,341	$497,087	$426,042	$412,817

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$220,470	$233,788	$240,830	$247,290	$210,067

Total	$220,470	$233,788	$240,830	$247,290	$210,067

RATIO OF EARNINGS TO FIXED
CHARGES	2.77	1.84	2.06	1.72	1.97

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represents net income adjusted for income taxes plus fixed charges (excluding capitalized interest).  “Fixed Charges” represent the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.